Exhibit 99.1

Crescent Point Updates Production Guidance and Outlook

CALGARY, AB, Sept. 1, 2020 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) and (NYSE: CPG) is pleased to announce reactivation of economic volumes previously shut-in and provide revised 2020 guidance along with a preliminary outlook for 2021.

KEY HIGHLIGHTS

  Reactivated shut-in volumes, resulting in second half 2020 production increasing by approximately 20 percent.
  Capital expenditures expected to be approximately $665 million in 2020, in-line with the lower end of the prior range.
  Generating approximately $125 million of excess cash flow in second half of 2020.
  Preliminary 2021 outlook to sustain or exceed second half 2020 production with continued excess cash flow generation.

"Our process to shut-in and reactivate economic production demonstrates our continued focus on returns in a disciplined manner," said Craig Bryksa, President and CEO of Crescent Point. "We expect to generate excess cash flow in the current price environment and have further increased our downside protection through our strong hedging portfolio. We have also enhanced our sustainability in a low price environment through both ongoing improvements to our cost structure and the expected moderation in our decline rate."

REACTIVATION OF SHUT-IN VOLUMES AND REVISED 2020 GUIDANCE

During second quarter, Crescent Point shut-in certain higher cost production to preserve value and enhance its financial flexibility. The Company's reactivation plan is now complete and all economic production has been brought back on-line.

Crescent Point's annual average production guidance is now forecast to be 119,000 to 121,000 boe/d. The mid-point of the Company's revised 2020 guidance implies second half production of approximately 110,000 boe/d, which is approximately 20 percent higher in comparison to its previous guidance. Crescent Point's 2020 capital expenditures are now expected to be approximately $665 million, in-line with the lower end of its prior guidance range of $650 to $700 million. The Company also retains continued flexibility and discretion to adjust capital expenditures, if necessary.

Crescent Point expects to generate approximately $125 million of excess funds flow during the second half of 2020, based on guidance at current strip prices, which it plans to allocate to continued net debt reduction. Given the Company's strong results and execution during the first half of the year, total net debt reduction during 2020 is now expected to total approximately $600 million.

Approximately 70 percent of Crescent Point's second half of 2020 oil and liquids production, net of royalty interest, is hedged primarily through swaps with an average price of over CAD$65/bbl WTI. The Company has also hedged into 2021, and will remain disciplined in its approach to layering on additional hedges in the context of commodity prices.

OUTLOOK

Based on preliminary work done on its 2021 program and current market expectations, Crescent Point anticipates being able to generate annual average production in 2021 that is in-line with, or exceeds, its estimated second half 2020 production while spending approximately $500 to $550 million in development capital. The Company continues to work through its plans for 2021 and expects to formalize its annual guidance early in the new year.

This 2021 preliminary program is expected to be fully funded in the low US$40/bbl WTI range and generate excess cash flow at current strip prices. Crescent Point's current funds flow sensitivity in 2021 is approximately $45 million for every US$1/bbl change in WTI.

The Company retains flexibility and discretion in the allocation of its capital and overall operations in the event lower commodity prices, or other market developments, impacts its plans. Crescent Point will continue to focus on its key value drivers of disciplined capital allocation, cost efficiencies and balance sheet strength.

Crescent Point remains in a strong financial position, having over $2.4 billion of available liquidity as at June 30, 2020 and no material near term debt maturities.

2020 BUDGET AND GUIDANCE SUMMARY

Total annual average production (boe/d) % Oil and NGLs	Prior 110,000 – 114,000 90%	Revised 119,000 – 121,000 91%
Development capital expenditures ($ millions) (1) Drilling and development (%) Facilities and seismic (%)	$650 – $700 91% 9%	$665 90% 10%
(1) Development capital expenditures excludes approximately $80 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "excess cash flow", and "net debt". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "sustain", "continues", "strategy", "potential", "grow", "estimate" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: second half 2020 production increases and the reason for the increase; 2020 capital expenditures, including how such expenditures are allocated to drilling and development and to facilities and seismic; 2020 total annual average production including production from oil and from NGLs; amount of excess cash flow generated during the second half of 2020 based on guidance at strip prices; the ability to sustain or exceed second half 2020 production in 2021 within funds flow in the low US$40/bbl WTI range; focus on returns in a disciplined manner; generating excess cash flow in the current price environment; expected total net debt reduction in 2020; downside protection hedging provides; key actions expected to enhance sustainability in a low price environment; 2020 annual average production guidance; second half 2020 production guidance; flexibility and discretion in capital budget; the allocation of excess cash flow to net debt reduction; 2021 annual average production based on preliminary work, current market outlook and 2021 development capital expenditures of approximately $500-$550 million; timing to formalize 2021 guidance; expectations that the preliminary 2021 program will be fully funded in the low US$40/bbl WTI range and generate excess cash flow at current strip prices; current 2021 funds flow sensitivity for every US$1/bbl change in WTI; capital allocation and operations remaining flexible; continued focus on disciplined capital allocation, cost efficiencies and balance sheet strength; and a strong financial position.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material assumptions and risks discussed in the Company's  Annual Information Form for the year ended December 31, 2019 under "Risk Factors", our Management's Discussion and Analysis  for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter  ended June 30, 2020 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies", "Risk Factors" and  "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31,  2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the  quarter ended June 30, 2020 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies"  and "Outlook". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2020/01/c2334.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 07:30e 01-SEP-20